SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on November 27, 2023 (the “Original Report”). This amended report amends the amount of the dividend distribution in the Original Report's headline to $5 million in place of $3 million.

The information set forth in the headline of page 1 of the Original Report is amended and replaced as follows:

ITURAN LOCATION AND CONTROL LTD
ANNOUNCES DISTRIBUTION OF A $5 MILLION DIVIDEND

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky Name: Eyal Sheratzky Title: Co-Chief Executive Officer

Date: November 27, 2023

EXHIBIT INDEX

Exhibit 99.1 Item

Press Release, dated November 27, 2023, announcing the dividend record date.